Exhibit 99.1

São Paulo (SP), April 26, 2022. To BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) Company Relations Superintendence Rio de Janeiro - RJ Dear Sirs, Subject: ITAÚ UNIBANCO HOLDING S.A. EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 26, 2022 I. In accordance with the provisions of CVM Instruction No. 480/2009, Article 30, item III, the Company submits to you the summary of the decisions made at the aforementioned Meeting: 1. It amended item 6.8, V of the Bylaws to provide for the term of 21 days in advance to call the Company’s General Stockholders’ Meeting; 2. It amended items 7.1, 7.1.1, 7.1.3, 7.1.4 and 7.1.5 of the Bylaws to adjust the wording of the composition and term of office of the Audit Committee members; 3. It amended Article 10 of the Bylaws to improve the wording of the representation rule for the Company; 4. It consolidated the Bylaws by including the amendments mentioned in foregoing items; and 5. It updated the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of stock to management members and employees of the Company and its direct or indirect controlled companies. II. The minutes of the Meeting will be disclosed on the platform Empresas.Net - Informações Periódicas e Eventuais (Periodic and Incidental Information) within the term set out in Article 30, item IV of CVM Instruction No. 480/2009. There being no further matter, I remain at your disposal. Sincerely yours, ITAÚ UNIBANCO HOLDING S.A. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence copy to - B3 S.A. – Brasil, Bolsa, Balcão Company Monitoring Superintendence     - Company Relations Coordination Office